The Boeing Company 100 North Riverside Chicago IL 60606-1596

April 20, 2016
Via Edgar Filing
Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re:     The Boeing Company
Form 10-K for the fiscal year ended December 31, 2015
Filed February 10, 2016
File No. 001-00442
Dear Mr. Shenk:
This letter responds to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on The Boeing Company’s (herein referred to as “we” or the “Company”) Form 10-K for the fiscal year ended December 31, 2015, communicated in your letter dated April 11, 2016. We have repeated your comments below followed by our response.
Management’s Discussion and Analysis
Non-GAAP Measures
Reconciliation of GAAP Measures to Non-GAAP Measures, page 43

1.
We note your disclosure that “core earnings measures,” non-GAAP financial measures, provide investors additional insights into operational performance as unallocated pension and other postretirement benefit cost primarily represent costs driven by market factors and costs not allocable to U.S. government contracts. However, we note from Note 21 on page 108 that you did not adjust for other unallocated items such as shared-based plans, deferred compensation, and amortization of previously capitalized interest. Please explain to us your basis for adjusting only unallocated pension and postretirement benefit expense, but not for other unallocated expense items.

Our “unallocated pension and other postretirement benefit cost” consists of the following elements:

•
For pension costs associated with employees supporting our defense business, the difference between net periodic benefit cost computed in accordance with U.S. generally accepted accounting principles (GAAP) and pension expense computed

Mr. Lyn Shenk
April 20, 2016

under U.S. Government Cost Accounting Standards (CAS) applicable to contracts with the U.S. Government;

•
For pension costs related to employees supporting our commercial airplanes business, the difference between net periodic benefit cost computed in accordance with GAAP and service and prior service costs computed in accordance with GAAP; and

•
For all employees’ other postretirement benefits, the difference between net periodic benefit cost computed in accordance with GAAP and other postretirement costs computed based on CAS (which is generally based on benefits paid).

Management believes that, by providing supplemental non-GAAP operating measures that exclude these items, we enable investors to analyze pension costs in our defense business on the same basis as we manage those costs and allocate them to customer contracts. These supplemental earnings measures also enable investors to analyze our operating performance independent of fluctuations in discount rates and other market-based factors that could result in significant GAAP earnings impacts.
We believe that each of the other unallocated items set forth in Note 21 to our financial statements (many of which represent differences between GAAP and CAS and may not be allocated to contracts with the U.S. Government under CAS) constitutes an ongoing operating expense of our business; therefore, we do include those items in our core earnings measures. Set forth below is additional detail on how we allocate pension and other postretirement costs to each of our operating segments, together with an explanation of why our core earnings measures exclude unallocated pension and other postretirement expense but include other unallocated items.
Boeing Commercial Airplanes (BCA)
We allocate pension service costs and prior service costs computed in accordance with GAAP to BCA. We believe that these costs represent the best measure of ongoing pension expense for purposes of measuring segment performance and core operating performance. Service costs and prior service costs fluctuate with employment and compensation and benefit levels. However, other components of net periodic pension costs (e.g., interest cost, expected return on plan assets, recognized net actuarial gains or losses and settlement and/or curtailment gains or losses) are primarily impacted by market factors such as bond yields and investment returns rather than by BCA operating performance. Since these items are not managed at the segment level, we do not allocate these costs to the BCA segment. In addition, these market factors can create significant volatility in the measurement of pension assets and obligations resulting in significant actuarial gains and losses and earnings volatility. For example, a 25 basis point change in the discount rate would have increased or decreased our projected benefit obligation as of December 31, 2015 by over $2 billion. As such, we have concluded that it would be useful to investors to supplement the presented GAAP measures with earnings measures that exclude the impact of these components of net periodic benefit cost.

Mr. Lyn Shenk
April 20, 2016

Boeing Defense, Space & Security (BDS)
We allocate pension costs to our BDS segments using CAS. CAS employs different actuarial assumptions and accounting conventions than GAAP, and costs computed in accordance with CAS are allocable to U.S. Government contracts. We believe that pension costs computed in accordance with CAS is the best measure of segment and core operating performance at our BDS segments, primarily because that is the basis on which pension costs are allocated to and recovered through customer contracts. While some of the assumptions and methods are different, both CAS pension cost and GAAP net periodic pension cost are accrual cost methods designed to account for long-term pension obligations. Both methods include service cost, the cost of benefits accruing in a given year, and mechanisms for amortizing the cost of benefit improvements and actuarial gains or losses that arise when asset and liability experience differ from assumptions. Because assumptions and methods differ, the two measures of costs will not be the same in any given year with GAAP exceeding CAS in certain years and vice versa. Given that pension costs are allocated to our government contracts based on CAS, measuring segment performance using CAS pension cost is consistent with how we and many other defense contractors manage and run our defense businesses. We have also concluded that it would be useful to investors to supplement GAAP earnings measures with core earnings measures that exclude GAAP/CAS pension differences related to our defense business.
Other Unallocated Costs
We have concluded that unallocated share-based compensation, deferred compensation and amortization of capitalized interest—each of which is set forth in Note 21 to our financial statements—should not be excluded from our core earnings measures because they represent ongoing operating expenses for the Company. We do not allocate these items to segments partly because many are not allocable to contracts with the U.S. Government. Specifically CAS permits certain types of share-based and deferred compensation to be allocated to government contracts but excludes other types; however, since we believe that all types of share-based and deferred compensation are ongoing operating expenses of the Company, we have concluded that including these amounts in our core earnings measures enables our investors to better assess our operating performance.
By contrast, as stated above and as further illustrated in our response to Comment #2 below, unallocated pension expense or income is subject to significant fluctuation due to factors (e.g., discount rates) that are unrelated to employment levels, compensation and benefits, and other factors related to our ongoing operations. In addition, unallocated pension and other postretirement benefit costs include amounts that, pursuant to CAS, are not currently allocable or recoverable through U.S Government contracts. Therefore, we have excluded those costs from our non-GAAP core earnings measures.

Mr. Lyn Shenk
April 20, 2016

2. In addition, please explain to us and disclose the factors behind the significant decrease in the “unallocated pension and other postretirement benefit expense” adjustment from $1.39 billion to $298 million for 2014 and 2015, respectively.
The significant decrease is primarily driven by a decrease of $1,048 in pension expense and an increase of $41 million in other postretirement income. On page 22 of our 2015 Form 10-K, we disclose that unallocated pension expense recognized in earnings decreased by $1,048 million in 2015 primarily due to lower amortization of pension costs capitalized in inventory in prior years and lower curtailment charges in 2015. In 2013 net periodic pension costs included $2,231 million of recognized net actuarial losses. A significant portion of this loss was capitalized in inventory at December 31, 2013 and expensed in 2014. In 2014 net periodic pension cost included $1,020 million of recognized net actuarial losses of which a significant portion was capitalized in inventory at December 31, 2014 and expensed in 2015. This reduction in net actuarial loss amortization is the primary driver (approximately $800 million) of the year-over-year decrease in unallocated pension expense. Lower curtailment charges in 2015 accounted for approximately $170 million of the remaining decrease.
As discussed in more detail in our response to Comment #1 above, these fluctuations create significant earnings volatility yet do not reflect the core operating performance of our business. As a result, management believes that excluding these amounts from our presentation of supplemental non-GAAP core earnings measures enables investors to better assess our operating performance.
The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to speak with us about any of these matters, please do not hesitate to call me at (312) 544-2500 or in my absence Michael Cleary, Vice President Accounting and Financial Reporting at 312-544-2115.
Sincerely,

/s/ Robert E. Verbeck

Robert E. Verbeck
Senior Vice President, Finance & Corporate Controller